

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2013

Via E-mail
Mr. Art Kerry
President
Madison Ventures Inc.
Loma de Bernal 3
Loma Dorada C.P. 76060
Queretaro, Queretaro
Mexico

> **Re: Madison Ventures Inc.**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed July 16, 2013**
> **File No. 333-188753**

Dear Mr. Kerry:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update the financial statements, as applicable, pursuant to Rule 8-08 of Regulation S-X. A current consent of the independent accountant is also required.

Our Company, page 3

2.   Since you have deleted the risk factor, "We are an 'emerging growth company' and we cannot be certain …," please delete the reference to this risk factor. With the deletion of the aforementioned risk factor, you also deleted your disclosure regarding your election under Section 107(b) of the JOBS Act. Accordingly, please disclose your election under Section 107(b) of the JOBS Act:

o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Description of Business, page 18

3.   We note your disclosure that the option agreement requires payment of "(iii) $5,000 on or before March 3, 2014, and (iv) $5,000 on or before March 3, 2015." We also note your statement that "[w]e plan to pay for the $15,000 with funds we raise from equity or debt financing. If we fail to pay the exercise price, we will not have the right to conduct exploration activities at all." Please revise your disclosure to clarify the amount of the remaining payment under the Mineral Property Option Agreement.

Property History, page 23

4.   Please revise your disclosure to remove the reference to Table 2 since the table has been removed from the prospectus.

Exploration Potential, page 26

5.   Please reconcile your disclosure on page 26 that "Phase 1 would take approximately 15 days to complete" with your disclosure on page 31 that you "expect this phase to take 10 days to complete."

Competitive Conditions, page 28

6.   We note your response to comment 22 in our letter dated June 17, 2013. Please revise your disclosure to briefly address the methods of competition in the mining industry.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at (202) 551-3589 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director